NewGen Technologies, Inc.
6000 Fairview Road, 12th Floor
Charlotte, North Carolina 28210

September 18, 2006

VIA EDGAR

Carmen Moncada-Terry, Esq
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NewGen Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-133457

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), NewGen Technologies, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Tuesday September 19, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEWGEN TECHNOLOGIES, INC.

By:	/s/ S. Bruce Wunner
Name: S. Bruce Wunner
Title: Chief Executive Officer